UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 9)* PIMCO Income Strategy Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201H207 72201H306 72201H405
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*No additional purchases or sales have been made since the date of the reporting persons’ last filing.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.’s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer’s Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer’s Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

1,037*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IA
* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC’s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer’s Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer’s Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IN
* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III’s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer’s Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer’s Form N-CSR/A filed on October 4, 2011.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, and December 1, 2011 (the “Schedule 13D”), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade LCSF”), Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade CM”) and Donald E. Morgan, III (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share (“Shares”), of PIMCO Income Strategy Fund, a Massachusetts business trust (the “Issuer”).  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

As previously reported, on December 1, 2011, Brigade LCSF and Brigade CM (together, “Brigade”) filed a complaint in the Superior Court Department of the Trial Court in Suffolk County, Commonwealth of Massachusetts, against the Issuer and PIMCO Income Strategy Fund II regarding the Issuer's publicly-announced decision to postpone the 2011 annual meeting of shareholders until July 31, 2012.

On December 23, 2011, Brigade and the Issuer each filed a motion for summary judgment.  On February 17, 2012, the Superior Court granted Brigade’s motion for summary judgment, denied the Issuer’s motion for summary judgment, concluded that the Issuer’s postponement of the 2011 annual meeting of shareholders violated §10.2 of the Issuer’s bylaws and ordered the Issuer to schedule, notice, and hold the annual meeting of shareholders for the year 2011 as soon as practicable.  A copy of the Superior Court’s order is attached as Exhibit A and is incorporated herein by reference.

On February 28, 2012, the Issuer and PIMCO Income Strategy Fund II filed a notice of appeal and an emergency motion for a stay of the Superior Court's order pending appeal.  Brigade intends to oppose the motion for stay.

On February 29, 2012, the Reporting Persons sent a letter to the board of trustees of the Issuer (the “Board”) urging the Board to comply with the Superior Court’s order by voting to schedule and hold the annual meeting of shareholders for the year 2011 as soon as practicable.  A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Superior Court’s February 17, 2012 Order Exhibit B: Letter to Board Exhibit C: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2012
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

COMMONWEALTH OF MASSACHUSETTS

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD. and BRIGADE CAPITAL MANAGEMENT, LLC

v.

PIMCO INCOME STRATEGY FUND and PIMCO INCOME STRATEGY FUND II	Superior Court Civil Action No. 11-4360-BLSI

Suffolk    )  ss.

MEMORANDUM OF DECISION AND ORDER ON
(I) PLAINTIFFS' MOTION FOR SUMMARY JUDGMENT,
and (2) DEFENDANTS' MOTION FOR SUMMARY
JUDGMENT AS TO COUNTS I AND II OF PLAINTIFFS'
VERIFIED COMMPLAINT

This actions arises from a dispute over two mutual funds’ scheduling of their annual shareholder meetings.  The plaintiffs, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Capital Management, LLC (“Brigade”), are institutional investors in the defendant mutual funds.  Brigade communicated with defendants PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II (together “PIMCO” or “the Funds”) about Brigade’s intention to nominate one of its partners as a trustee for the Funds.  PIMCO subsequently moved its annual shareholder meeting from its apparent customary date in December of 2011, to July 31, 2012, which Brigade contends is in violation of the Funds’ Bylaws.  Both parties have now moved for summary judgment.

Upon consideration of the record, and the parties’ memoranda and oral arguments, Brigade’s Motion for Summary Judgment is allowed, and PIMCO’s Motion for Summary Judgment is denied.

BACKGROUND

For purposes of summary judgment, the court will assume as true all undisputed facts supported by evidence in the record.  Brigade Leveraged Capital Structures Fund Ltd. is a pooled investment fund organized under the laws of the Cayman Islands, and Brigade Capital Management, LLC, a Delaware limited liability company, manages it.  Brown Decl., Ex. A at ¶ 5.  The Funds are Massachusetts business trusts established by identical Declarations of Trust.  Joint App. Ex. A, C.  Each mutual fund is governed by its Fourth Amended and Restated Bylaws.1  Joint App. Ex. B, D.  Brigade holds 32.8% and 25.9% interests in the Funds, respectively.  Joint App. Ex. E, F.

Each Fund’s Declaration of Trust directs that “annual meetings of Shareholders . . . shall be held as specified in the Bylaws.”  Joint App. Ex. A at art. IV, § 1, Ex. C. at art. IV, § 1.  Section 10.2 of each Fund’s Bylaws provides that:

[R]egular meetings of the Shareholders for the election of Trustees and the transaction of such other business as may properly come before the meeting shall be held, so long as Common Shares are listed for trading on the New York Stock Exchange, on at least an annual basis on such day and at such place as shall be designated by the Trustees. . . . Written notice of any meeting of Shareholders, stating the date, time, place and purpose of the meeting, shall be given or caused to be given by a-majority of the Trustees and a majority of the Continuing Trustees at least seven days before such meeting to each Shareholder entitled to vote thereat. . . .”

__________________________
1 The Funds’ fiscal year runs from August 1 to July 31.  Brown Decl. Ex. D at ¶ 7.

Joint App. Ex. B at art. X, § 10.2, Ex. D at art. X, § 10.2.  The Bylaws further provide that shareholders must receive at least seven days notice prior to the meeting.  Joint App. Ex. B at art. X, § 10.6, Ex. D at art. X, § 10.6.  Between 2005 and 2010, the Funds held their annual shareholder meetings jointly, between December 14 and December 18 of each year.2  Joint App. Ex. G.  The Funds’ most recent annual shareholder meeting was held on December 14, 2010.  Joint App. Ex. G.

On September 11, 2011, Brigade provided the Funds with written notice of Brigade’s intention to nominate one of its partners, Neal P.  Goldman, as a trustee of the Funds at their 2011 annual shareholder meeting.  Joint App. Ex. I.  On October 11, 2011, PIMCO issued a press release, announcing “that the Funds’ annual Shareholder Meetings for the 2011-2012 fiscal year will be held jointly on Tuesday, July 31, 2012 at 10:30 A.M.”  The Funds last proxy statement, dated November 12, 2010, had stated that the meetings were anticipated to be held in December 2011.  Joint App. Ex. J.

Brigade brought this action against PIMCO on December 1, 2011, seeking a declaratory judgment (Count I), and specific performance and injunctive relief (Count II).  It contends that the Funds’ postponement of their annual shareholder meeting to July 31, 2012, violates § 10.2 of each Fund’s Bylaws, in that it creates a nineteen-month gap between shareholder meetings, and that it has been done to disenfranchise Brigade.  Under Brigade’s interpretation of § 10.2, annual shareholder meetings must be held within twelve months of each other, or, alternatively, must occur once each calendar year.  In response, PIMCO asserts that § 10.2 of the Bylaws permits the Funds to hold annual shareholder meetings once every fiscal year.  As the Funds’ fiscal year ends on July 31, PIMCO argues that the annual shareholder meeting scheduled for July 31, 2012 meets the requirement of § 10.2, as it will be held prior to the end of FY 2012.  Each party has now moved for summary judgment, contending that its interpretation of “annual” in § 10.2 is correct as a matter of law, and the interpretation of its opponent is incorrect as a matter of law.

DISCUSSION

Summary judgment is appropriate when “there is no genuine issue as to any material fact and . . . the moving party is entitled to judgment as a matter of law.”  Mass. R. Civ. P. 56(c).  As each party is moving for summary judgment, each party must satisfy the court that “the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits” support its position on § 10.2 of the Bylaws as a Matter of law.  Id.; Kourovacilis v.  General Motors Corp., 410 Mass. 706, 711-13 (1991).

Each Fund’s Bylaws create a binding contract between itself and its shareholders, including Brigade.  See State Street Trust Co. v.  Hall, 311 Mass. 299, 306 (1942); ER Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1097 (D.  Mass. 1990).  The interpretation of unambiguous language of a contract is a question of law, appropriate for resolution on summary judgment.  Cabot Corp. v. AVX Corp., 448 Mass. 629, 640 (2007).  This litigation is based on conflicting interpretations of the phrase “on at least an annual basis” in § 10.2 of the Funds’ Bylaws.

While Brigade asserts that “annual” connotes within one calendar year, PIMCO contends that it means within one fiscal year.  Neither interpretation is persuasive.  If the Bylaws permitted the funds to hold a meeting once every calendar year or every fiscal year, then the Funds could effectively disenfranchise its shareholders for extended periods by holding meetings 23 months apart. For example, the Funds could hold shareholder meetings in December, 2012, then January, 2013 (after providing shareholders with at least seven days notice), and then could hold their next meeting in December, 2014.  This is permitted under the Bylaws if the use of “annual” means once per calendar year, as Brigade suggests.  Similarly, PIMCO’s contention that “annual” means once per fiscal year would also lead to unfair results for shareholders.3  The court concludes that neither interpretation reflects the appropriate context and plain meaning of the Bylaws.  See General Convention of New Jerusalem in the U.S. of Am., Inc. v.  MacKenzie, 449 Mass. 832, 835 (2007) (“The words of a contract must be considered in the context of the entire contract rather than in isolation”).

______________________
2 PIMCO held its first annual shareholder meeting on November 16, 2004.  Brown Decl. Ex. D. at119.

3 PIMCO could hold shareholder meetings in July, 2012, closely followed by one in August, 2012, under its interpretation of the Bylaws.  The Funds’ next shareholder meeting could be then held twenty-three months later, in July, 2014, under PIMCO’s interpretation.

The court concludes that “on an annual basis” means that the shareholder meetings must occur within approximately twelve months of each other.  The funds’ decision to delay the annual shareholder meeting to July 31, 2012 circumvents the purpose of the Bylaws, which is to provide a yearly voice to shareholders.  Sound corporate governance principles require that the Funds enable their shareholders to approve or disapprove the Funds’ directions at “regular meetings of the Shareholders,” which should be held not less than every twelve months.  Delaying the shareholder meeting deprives shareholders such as Brigade of that timely and essential voice.  Holding an annual shareholder meeting nineteen months after the previous meeting violates § 10.2 of the Bylaws in that the meetings are not held “on an annual basis.”  PIMCO’s other arguments also lack merit.4

Given the court’s interpretation of § 10.2 of the Funds’ Bylaws, PIMCO’s postponement of the shareholder meeting to July 31, 2012, violates the Funds’ Bylaws.  PIMCO must, under those Bylaws, hold its shareholder meetings at some point in December of each year.  Accordingly, the Funds shall, as soon as practicable, and in compliance with their Bylaws, set and then issue notice to their shareholders of the date of their next annual meeting.

ORDER

For the forgoing reasons, Plaintiffs’ Motion for Summary Judgment (Paper # 21) is ALLOWED, and Defendants’ Motion for Summary Judgment as to Counts I and II of Plaintiffs’ Verified Complaint (Paper # 23) is DENIED.  The court hereby declares, adjudges and decrees that:

1.	PIMCO Income Strategy Fund’s and PIMCO Income Strategy Fund II’s postponement of their annual shareholder meetings to July 31, 2012, violated § 10.2 of the Funds’ Bylaws;

2.
PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II shall schedule, notice, and hold the annual shareholder meeting for the year 2011 as soon as practicable after the date of this order, consistent with the terms and requirements of the Bylaws; and

3.
Section 10.2 of the Funds’ Bylaws, as currently in effect, requires PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II to schedule future annual shareholder meetings in or within twelve months of their last annual shareholder meetings.

SO ORDERED:

/s/ Peter M. Lauriat
Peter M. Lauriat
Justice of the Superior Court

Dated:  February 17, 2012

_______________________
4 The court does not credit PIMCO’s assertion that New York Stock Exchange Rule § 302.00 requires that annual shareholder meetings should be held once per fiscal year.  The Funds were created under Massachusetts law.  Their compliance with the rules of a private organization, of which they are voluntary members, is irrelevant to their obligations under their respective Declarations of Trust and Bylaws.  Further, PIMCO’s use of § 10.6(c) of the Bylaws is unavailing, as it refers specifically to the first annual shareholder meeting that occurred in November, 2004, and its second meeting thirteen months later in December, 2005.

Exhibit B

Neal P. Goldman Partner 399 Park Avenue 16th Floor New York, NY 10022 tel (212) 745-9700 fax (212) 745-9701

February 29, 2012

Board of Trustees
PIMCO Income Strategy Fund (“PFL”)
PIMCO Income Strategy Fund II (“PFN,” and together with PFL, the “Funds”)
1633 Broadway
New York, NY 10019

Re:
Brigade Leveraged Capital Structures Fund Ltd. (“Brigade LCSF”) and Brigade Capital
Management, LLC (“Brigade CM,” and together with Brigade LCSF, “Brigade”) v. PFL and PFN (Civil Docket No. SUCV2011-04361-BLS1)

Dear Trustee:

I am a Partner at Brigade CM.  As you should be aware, Brigade is the second largest holder of preferred shares of each of the Funds.  I have previously communicated with you and each of the other trustees of the Funds to address, among other things, our concerns regarding the performance, investment strategy and corporate governance policies and practices of the Funds.

As you are aware, on February 17, 2012, the Suffolk Superior Court for the Commonwealth of Massachusetts (the "Court") granted Brigade's motion for summary judgment and concluded that the joint 2011 annual meeting of shareholders of each of the Funds (the "2011 Annual Meeting") had been improperly delayed by over seven months in clear violation of the existing bylaws of each of the Funds.  The Court required that the Funds hold the 2011 Annual Meeting "as soon as practicable."  A copy of the Court's order is attached for your reference.  The bylaws of each of the Funds provide that a meeting of the trustees can be held on 24 hour notice.  At this trustee meeting, it is practicable for the 2011 Annual Meeting to be set for the end of April 2012.  Given the Court's decision, there is no basis for the trustees not to have already set the 2011 Annual Meeting in April 2012 consistent with the Court's order.

Unfortunately, on February 28, 2012, the Funds filed with the Court a notice of appeal and an emergency motion for a stay of the Court's order pending appeal.  We are extremely disappointed with your decision to continue your effort to frustrate the rights of shareholders and postpone the 2011 Annual Meeting.  We urge you to comply with the Court's order and to schedule and hold the 2011 Annual Meeting "as soon as practicable," which is by the end of April 2012.

While we are pleased that the Court struck down the board of trustees' unprecedented postponement of the 2011 Annual Meeting as a violation of the Funds' by-laws, we are not pleased that we had to expend considerable money, time, and effort to achieve that result and to undo an action that should never have been taken by you, as a fiduciary, in the first place.  Indeed, despite our repeated requests, we have never received any explanation why the Funds took the extraordinary step of delaying the 2011 Annual Meeting to July 31, 2012.  Rather, your action can only be viewed as a direct response to the intention of a major shareholder to seek one seat on the board of trustees.

Please be advised that we intend to hold each of the Fund's trustees liable to the fullest extent permitted under law for the conduct undertaken to date and we expect that you will now start to comply with the fiduciary duty that you owe to us and to all other shareholders of the Funds.

Sincerely,

/s/ Neal Goldman
Neal Goldman

Encl.

CC:     Brian S. Shlissel
President and Chief Executive Officer
PIMCO Income Strategy Fund; PIMCO Income Strategy Fund II

Exhibit C
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

February 29, 2012
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

25586-0002 #1269701